Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross” or the “Company”) 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5

2.	Date of Material Change

July 31, 2013

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on July 31, 2013 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On July 31, 2013, in connection with the announcement of its results for the second quarter ended June 30, 2013, Kinross announced, among other things, a material non-cash impairment charge taken in connection with its second quarter financial results, as well as the suspension of its upcoming semi-annual dividend.

5.	Full Description of Material Change

On July 31, 2013, in connection with the announcement of its results for the second quarter ended June 30, 2013, Kinross announced, among other things, a material non-cash impairment charge taken in connection with its second quarter financial results, as well as the suspension of its upcoming semi-annual dividend.

Impairment

At the end of Q2 2013, the Company identified both the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment. As required by IFRS upon the identification of an indicator of impairment, the Company performed an impairment assessment using updated assumptions and estimates, including lower short-term and long-term metal prices. The forecast production output and capital expenditures included in the life of mine plans for all assets other than Tasiast remained unchanged from our 2012 year-end impairment assessment. The Tasiast valuation was based on a 38,000 tonne per day mill scenario, adjusted for the deferral in potential construction and production. The long-term gold price used in the Q2 impairment assessment was $1,300 per ounce, compared with $1,500 per ounce used in the year-end 2012 assessment.

As a result, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, including an impairment to the carrying value of property, plantand equipment of $1,334.7 million at Tasiast. Of the total impairment amount, $1,629.4 million was related to impairment of the carrying value of property, plant and equipment and $659.9 million was related to the impairment of goodwill. The impairment charges were principally due to the reduction in estimated short-term and long-term metal prices. The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

As a result of the impairment assessment, the Company also recognized an impairment charge of $219.0 million related to its investment in Cerro Casale, which was recorded in other income (expense).

In addition, the Company wrote off the carrying value of its Fruta Del Norte (“FDN”) asset of $720 million, which was comprised entirely of property, plant and equipment. FDN has been reclassified as a discontinued operation and its write-off does not affect the Company’s reported net loss from continuing operations.

Dividend

Over the past year, Kinross has identified balance sheet strength and liquidity as key priority objectives. Consequently, the Company has undertaken a number of measures which are outlined in this release in order to reduce operating and capital costs in the current lower gold price environment.

To help ensure the Company maintains its strong balance sheet and liquidity position in this environment, the Board of Directors has suspended the upcoming semi-annual dividend. Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures. The dividend suspension will provide the Company with additional liquidity of approximately $90 million for the remainder of 2013.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

August 8, 2013